UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Joel Cartee

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

May 30, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BBAC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

428,757
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

428,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.67%
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cherokee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

428,757
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

428,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.67%
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Reid M. Zeising
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

428,757
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

428,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.67%
14.	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1657 N. Shelby Oaks Drive, N. Suite 105, Memphis, Tennessee 38134.

Item 2. Identity and Background.

(a)	This statement is being filed jointly by the following persons pursuant to Rule 13d-1(k) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

i)	BBAC, LLC, a Delaware limited liability company (“BBAC”);

ii)	Cherokee Advisors, LLC, a Georgia limited liability company (“Cherokee”); and

iii)	Reid M. Zeising, Chairman of the Board of Managers of BBAC and Managing Member of Cherokee.

The foregoing entities are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of each of the Reporting Persons is 3060 Peachtree Road, Suite 1410, Atlanta, GA 30305.

(c)	The principal business of BBAC is its investment in the Common Stock. Pursuant to the BBAC Amended and Restated Operating Agreement, dated May 12, 2006 (the “Operating Agreement”), BBAC is managed by its Board of Managers which is controlled by Cherokee. The principal business of Cherokee is managing the investments of BBAC. Mr. Zeising serves as Chairman of BBAC and is a Managing Member of Cherokee.

Information as to each executive officer and member of the Board of Managers of BBAC and Cherokee is set forth on Exhibit B hereto pursuant to General Instruction C to Schedule 13D.

(d)	None of the Reporting Persons nor any of the persons referred to on Exhibit B have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons nor any of the persons referred to on Exhibit B have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zeising and each of the persons set forth on Exhibit B hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 428,757 shares of Common Stock. The funds for the purchase of the Common Stock by the Reporting Persons came from the funds managed by the Reporting Persons. The total cost of the Common Stock held by the Reporting Persons is $2,313,828. No borrowed funds were used to purchase the Common Stock.

Item 4. Purpose of Transaction.

On November 16, 2005, Mr. Zeising, on behalf of BBAC and Cherokee, presented a letter to Lattimore Michael, the Chairman of the Issuer’s Board of Directors, setting forth a proposal pursuant to which a wholly owned subsidiary of BBAC would purchase all of the issued and outstanding shares of Common Stock not currently owned by the Reporting Persons for a price in the range of $5.75-$6.10 per share of Common Stock, payable in cash (the “Initial Proposal Letter”). The Initial Proposal Letter is attached hereto as Exhibit D.

On December 12, 2005, Mr. Zeising, on behalf of BBAC and Cherokee, presented a second letter to Mr. Michael, setting forth an updated proposal pursuant to which a wholly owned subsidiary of BBAC would purchase all of the issued and outstanding shares of Common Stock not currently owned by the Reporting Persons for a price in the range of $6.00-$6.10 per share of Common Stock, payable in cash (the “Second Proposal Letter”). In the Second Proposal Letter, the Reporting Persons suggested that the Board of Directors hire a financial advisor to review BBAC’s proposal. The Second Proposal Letter is attached hereto as Exhibit E.

On December 20, 2005, Mr. Zeising, together with J. Michael McCarthy, another member of BBAC’s Board of Managers, met with Mr. Michael, the Chairman and Chief Executive Officer of the Issuer, and another member of the Issuer’s Board of Directors, Joseph L. Weiss, in Memphis to discuss BBAC’s proposed acquisition of the Issuer.

On January 9, 2006, BBAC presented a proposed Agreement and Plan of Merger to the Board of Directors of the Issuer. However, no agreement as to the terms of the proposed acquisition was reached.

On April 28, 2006, Mr. Zeising, on behalf of BBAC and Cherokee, presented a third letter to the Issuer’s Board of Directors resubmitting BBAC’s earlier proposal to acquire all of the outstanding shares of Common Stock on substantially the terms set forth in the Second Proposal Letter and providing additional information on BBAC and Cherokee (the “Third Proposal Letter”). The Third Proposal Letter is attached hereto as Exhibit F. In connection with the Third Proposal Letter, on May 15, 2006, Mr. Zeising submitted supplemental information to the Issuer’s Board of Directors with respect to BBAC’s capitalization and management.

On May 23, 2006, Mr. Zeising received an email from Mr. Michael, stating that the Issuer’s Board of Directors had reviewed BBAC’s proposal to acquire the Issuer and had resolved to reject the proposal.

Notwithstanding the foregoing, the Reporting Persons intend to review the holdings in the Issuer on a continuing basis and, depending upon, without limitation, the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic considerations, tax considerations and other factors deemed relevant, may at any time (as permitted by applicable law) acquire through open market purchase or otherwise additional shares of Common Stock; sell shares of Common Stock through the open market or otherwise; engage or participate in discussions with the Issuer’s management,

Board of Directors and/or other stockholders of the Issuer (including negotiating acquisition agreements and related documents); or engage in a transaction or series of transactions with the purpose or effect of acquiring or influencing control of the Issuer. Such discussions or transactions may take place at any time with or without prior notice and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, negotiating directly with the Issuer’s Board of Directors to acquire Issuer, making a tender offer to Issuer’s shareholders for some or all of the Common Stock, waging a proxy contest for control of the Board of Directors of the Issuer or taking other actions described in subsections (a) through (j) of Item 4 of Schedule 13D that could have the purpose or effect of directly or indirectly acquiring or influencing control of the Issuer.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, BBAC owns of record 428,757 shares of Common Stock, constituting 8.67% of the outstanding shares of Common Stock of the Issuer. Pursuant to BBAC’s Operating Agreement, BBAC is managed by its Board of Managers, which is controlled by designees of Cherokee. As a result, Cherokee may be deemed to indirectly beneficially own the 428,757 shares of Common Stock held by BBAC. Mr. Zeising is the Managing Member of Cherokee, and therefore, may be deemed to indirectly beneficially own the 428,757 shares of Common Stock held directly by BBAC.

The percentage of the class beneficially owned by each Reporting Person is based on 4,945,038 outstanding shares of Common Stock of the Issuer, as reported by the Issuer on its Form 10-Q for the thirteen weeks ended April 1, 2006 filed by the Issuer with the Securities and Exchange Commission on May 15, 2006 (file number 1-12104).

(b)	Each of BBAC, Cherokee and Mr. Zeising has the shared power to direct the vote and direct the disposition of 428,757 shares of Common Stock.

(c)	All transactions in the Common Stock which have been effected by the Reporting Persons during the 60 days prior to June 5, 2006 are listed on Exhibit C.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than BBAC’s Operating Agreement, none of the Reporting Persons nor any of the persons identified on Exhibit B hereto have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement on behalf of the Reporting Persons.

Exhibit B:	Executive Officers and Members of the Board of Managers of BBAC, LLC and Cherokee Advisors, LLC

Exhibit C:	Transactions in the Common Stock which have been effected by the Reporting Persons during the 60 days prior to June 5, 2006

Exhibit D:	Initial Proposal Letter

Exhibit E:	Second Proposal Letter

Exhibit F:	Third Proposal Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2006
(Date)

BBAC, LLC

By: Reid Zeising
Chairman

/s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid Zeising
Managing Member

/s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this schedule 13D dated June 5, 2006, relating to the Common Stock of Back Yard Burgers, Inc. shall be filed on behalf of the undersigned.

BBAC, LLC

By: Reid Zeising
Chairman

/s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid Zeising
Managing Member

/s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)

EXHIBIT B

The name, age and present principal occupation of each of the directors and executive officers of each of the entities constituting the Reporting Persons are set forth below. Each person is a citizen of the United States. Each person’s business address is 3060 Peachtree Road NW, Suite 1410, Atlanta, GA 30305, phone number (404) 495-7400.

BBAC, LLC

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years
Reid M. Zeising, Chairman of the Board of Managers	39	Mr. Zeising has over 16 years of equity trading, investment banking, venture capital, and brokerage experience. Mr. Zeising currently serves as Managing Partner with Bluebird Advisors, LLC, and Institutional Advisors, LLC, investment managers and consultants. Prior to founding Bluebird Advisors and Institutional Advisors in 2001, he served as First Vice President with Robinson-Humphrey Company (RHC) from 1992 to 1999. Mr. Zeising holds a BA in International Economics – Far East from The University of Michigan, Ann Arbor, Michigan.

C. Stephen Lynn, Board of Managers	58	Mr. Lynn is the majority owner and serves as Chairman of Cummings Incorporated. Prior to joining Cummings Incorporated, Mr. Lynn served as Chairman and Chief Executive Officer of Shoney’s, Inc. Prior to joining Shoney’s he served as the Chairman and Chief Executive Officer of Sonic Corporation for 12 years, where he helped build the nation’s largest chain of drive-in restaurants, with approximately $2 billion in system-wide sales. Mr. Lynn received his BS in Industrial Engineering from Tennessee Technological University, Cookeville, Tennessee and his MBA from the University of Louisville, Louisville, Kentucky, where he graduated cum laude.

J. Michael McCarthy, Board of Managers	50	Mr. McCarthy founded J. Michael McCarthy, Financial Advisor, Inc. in 1995. Prior to founding Financial Advisor, Inc., Mr. McCarthy spent 23 years as Executive VP and CFO as well as Board of Directors member for Waffle House, Inc. Mr. McCarthy holds an MBA from Darden School, University of Virginia, Charlottesville, VA, and a BSIM (with highest honors) from the Georgia Institute of Technology, Atlanta, GA.

Doctor Robert Crants, Board of Managers	37	Mr. Crants is the Co-Founder and Managing Partner of Pharos Capital Group, LLC. Prior to founding Pharos Capital Group, Mr. Crants served with Goldman Sachs, were he was a founding member of the Special Investments Group and was active in the development and marketing of proprietary equity derivative products, equity private placements, exchange funds and merchant banking funds. Mr. Crants holds an AB in Economics, summa cum laude, from Princeton University.

Dale E. Jones, Board of Managers	46	Mr. Jones currently serves as a managing partner of Heidrick & Struggles, an executive search firm. Prior to joining Heidrick & Struggles in 1999, Mr. Jones led the global telecommunications practice at Lamalie (now Highland Partners). Mr. Jones holds a bachelor’s degree from Morehouse College and attended the Atlanta University Graduate School of Business.

Cherokee Advisors, LLC

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five (5) Years
Reid M. Zeising, Managing Member	39	See above.

EXHIBIT C

During the past sixty days, the Reporting Persons identified below made the following purchases of the Issuer’s Common Stock on the dates, in the amounts and for the price per share shown below.

Reporting Person	Date of the Purchase	Amount of Common Stock Purchased	Price Paid for Share
BBAC	April 6, 2006	3000	5.0018
BBAC	April 7, 2006	2300	4.8904
BBAC	April 11, 2006	1300	4.901
BBAC	April 17, 2006	1000	4.93
BBAC	May 24, 2006	6	4.7
BBAC	May 24, 2006	99	4.85
BBAC	May 26, 2006	95	4.95
BBAC	May 26, 2006	100	4.96
BBAC	May 26, 2006	100	4.96
BBAC	May 26, 2006	100	4.96
BBAC	May 30, 2006	33400	5.102
BBAC	May 31, 2006	11200	5.4915
BBAC	May 31, 2006	100	5.82
BBAC	May 31, 2006	100	5.82
BBAC	May 31, 2006	400	5.82
BBAC	May 31, 2006	100	5.82
BBAC	May 31, 2006	500	5.82
BBAC	May 31, 2006	1300	5.85
BBAC	May 31, 2006	100	5.71
BBAC	May 31, 2006	100	5.72
BBAC	May 31, 2006	300	5.74
BBAC	May 31, 2006	400	5.75
BBAC	May 31, 2006	300	5.75
BBAC	May 31, 2006	100	5.77
BBAC	May 31, 2006	100	5.82
BBAC	May 31, 2006	100	5.83
BBAC	May 31, 2006	1000	5.85
BBAC	June 1, 2006	23800	5.5509
BBAC	June 1, 2006	200	5.51
BBAC	June 2, 2006	75197	5.8336
BBAC	June 5, 2006	32,800	5.7609
BBAC	June 5, 2006	600	5.9233

During the past sixty days, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons named in response to Item 2, sold any shares of the Issuer’s Common Stock.

EXHIBIT D

November 16, 2005

Lattimore M. Michael

Chairman and Chief Executive Officer

Back Yard Burgers, Inc.

1657 North Shelby Oaks Drive

Suite 105

Memphis, Tennessee 38134

Dear Mr. Michael:

It was a pleasure meeting with Michael Myers and Jim Debolt on Monday. Based on the very productive discussions we had with them regarding a potential acquisition of Back Yard Burgers, Inc. (the “Company”) by BBAC, LLC, a newly created affiliate of Cherokee Advisors, LLC, we are pleased to provide you with this proposal letter. We have been dedicating significant resources toward presenting your Board of Directors with a proposal to acquire the Company.

We hereby submit to the Board of Directors of the Company a proposal to acquire 100% of the outstanding shares of common stock of the Company for a price in the range of $5.75 to $6.10 per share in cash. The midpoint of this range represents a premium of approximately 18% to the Company’s 10 day average closing price, over 40 times the Company’s last twelve months (LTM) earning and over 9 times LTM EV/EBITDA. Enclosed with this letter is a more detailed summary of terms outlining our proposal to acquire the Company.

If this proposal is acceptable to the Company’s Board of Directors, we will promptly provide you with a draft merger agreement containing the terms and conditions under which we would be prepared to complete the transaction. We and our legal advisors are prepared to move very quickly to commence negotiation of the terms of the agreement and to finalize the transaction.

Naturally, our proposal is subject to negotiation of a definitive agreement and completion of due diligence. Based on our progress to date, we expect to complete our due diligence within the next few weeks.

It is in both our interests to ensure the confidentiality of our discussions and this proposal until we have a signed definitive agreement. Our proposal is conditioned on reaching terms with the Company on an exclusive basis in an expeditious manner and not as part of a broader process. In that regard, we have included an Exclusivity Agreement with this proposal letter.

We remain very excited about the value and opportunities that the transaction would bring to each of us and we look forward to working with you. Please feel free to contact me if you have any questions regarding the contents of this letter.

Sincerely,

/s/ Reid Zeising
Reid M. Zeising
Chairman

SUMMARY OF TERMS

Price	Price in the range of $5.75 to $6.10 per share of the Company’s outstanding common stock.

Form of consideration	All Cash

Form of Transaction	Reverse triangular merger with a newly formed subsidiary of BBAC, LLC merging with and into the Company. Shareholders of the Company would receive cash in exchange for all of the outstanding shares of Company common stock.

Conditions	Approval by the Board of Directors and shareholders of the Company, receipt of any regulatory approvals, completion of confirmatory due diligence, absence of a material adverse change of the Company, customary financing conditions and other customary conditions.

Exclusivity	The Company would enter into an exclusivity agreement with Cherokee Advisors and BBAC, LLC providing for an exclusivity period of 60 days.

No Shop	Following execution of a definitive agreement and announcement of the transaction, the Company would agree not to solicit other acquisition proposals and to recommend this proposal to the Company’s shareholders, but could respond to unsolicited superior proposals until the transaction is closed.

Transaction Support	Transaction support from the Company’s directors and officers in the form of customary voting and stock option agreements entered into at the time of the definitive merger agreement.

Termination	The definitive agreement will be subject to termination by us in the event that the Company materially breaches any representation, warranty or covenant, the Board fails to recommend our proposal to the Company’s shareholders or withdraws such recommendation and/or recommends any third-party proposal, the Company’s shareholders do not approve our proposal or the transaction is not consummated by a date to be determined and set out in the definitive agreement.

Expense Reimbursement	The Company will reimburse our expenses in the event that the definitive agreement is terminated under certain circumstances.

EXHIBIT E

December 12, 2005

Lattimore M. Michael

Chairman and Chief Executive Officer

Back Yard Burgers, Inc.

1657 North Shelby Oaks Drive

Suite 105

Memphis, Tennessee 38134

Dear Mr. Michael:

On November 16, 2005, we sent you the attached proposal letter (the “Proposal”) to acquire Back Yard Burgers, Inc. (the “Company”). Pursuant to our recent conversations with you, we now re-submit the attached Proposal with the following modifications:

•	Our Proposal to acquire 100% of the outstanding shares of common stock of the Company shall have a price in the range of $6.00 to $6.10 per share.

•	We will remove as a requirement the separate Exclusivity Agreement previously submitted with our Proposal and incorporate any relevant provisions into the Company’s form of Confidentiality Agreement.

We have been dedicating significant resources toward presenting your Board of Directors with a proposal to acquire the Company and we remain very excited about the value and opportunities that the transaction would bring to each of us. However, we have been puzzled by the seeming lack of interest in our Proposal by the Company’s Board of Directors as compared to the indications of interest we have received from you.

Given the confusion to date, we need a written indication of interest from the Company’s full Board of Directors in order to move forward with our Proposal. We would also suggest that the Board of Directors consider hiring a financial advisor to review our Proposal.

As we previously mentioned, we would very much like to make a presentation to the Company’s Board of Directors in person so that the Board can meet us and ask questions regarding our Proposal. We are happy to travel to Memphis to meet the Board at this week’s Board meeting or any other time convenient for the Board. At this time, we do not believe that a confidentiality agreement is appropriate or customary as we have not requested nor received any material non-public information. Should we receive an indication of interest from the Board of Directors as requested above and a confidentiality agreement shall become necessary, we will gladly revisit our discussions on that topic and work with you to finalize one.

Please feel free to contact me if you have any questions regarding the contents of this letter.

Sincerely,

/s/ Reid Zeising
Reid M. Zeising
Chairman

EXHIBIT F

April 28, 2006

Board of Directors

Back Yard Burgers, Inc.

1657 North Shelby Oaks Drive

Suite 105

Memphis, Tennessee 38134

Ladies and Gentlemen:

As you know, we previously contacted the Board of Directors of Back Yard Burgers, Inc. (the “Company”) regarding a possible negotiated transaction to acquire the Company. We are now sending this letter to express our continued interest in acquiring the Company and our strong desire to reinitiate negotiations with the Board regarding a possible transaction substantially similar to the one we previously proposed to the Board.

Since our goal is to provide the Board of Directors with as much information about us and our proposed acquisition as possible, we have enclosed with this letter biographical information on BBAC LLC and our investors and partners. We have substantial equity capital commitments from investors and partners who have extensive experience and a successful track record in the Company’s industry. As a result and based on what we know about the Company from publicly available resources and our discussions with various lending sources, we are highly confident about our ability to obtain debt financing for any additional funding required for our proposed transaction.

In addition, we have included a draft confidentiality agreement that we would be prepared to execute with the Company should the Board of Directors wish to move forward with us. We have provided both a clean version of this confidentiality agreement and a marked version showing changes from the last draft we received from Company’s counsel in January. As the enclosed marked version indicates, the confidentiality agreement we are prepared to execute is substantially the same as the one you requested in January.

We remain committed to discussing a possible acquisition transaction with the Board of Directors and wish to provide you with any additional information you may need. Please feel free to contact me if you have any questions regarding the contents of this letter.

Sincerely,

/s/ Reid Zeising
Reid M. Zeising
Chairman